BroadenGate

BroadenGate Systems Inc.
易思博网络系统(深圳)有限公司

Jul 7, 2005

Mr. Brian K. Langham
Blackman Kallick Bartelstein LLP
10 South Riverside Plaza
Suite 900
Chicago, IL 60606

Dear Mr. Brian K. Langeham

This letter is to confirm the termination of auditor appointment we provided for Blackman Kallick Bartelstein LLP.

Due to our operation requirements, we decided to appoint Schwartz Levitsky Feldman LLP as our auditors for the years of 2002 and 2003 instead of you. As the successor auditors, they have the right to access the working papers kept by you, and to talk to you discussing any questions in connection with their audit works. Likewise, you are also responsible for responding to them fairly and truly.

We appreciate your support provided to us in the past few years, and hope that we could have the cooperation opportunity again in the future.

Sincerely,

BroadenGate Systems, Inc and Subsidiaries

Hongbing Lan
CEO of BroadenGate